Exhibit 99.1

Significant Milestone for Silicom - First AI Inference-Related

Production Order

– Total expected 2026 AI inference revenues is now in the multi-million-dollar range –

KFAR SAVA, Israel – June 30, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced a significant milestone in its strategic expansion into the AI inference market. Silicom has received a first production order for one of its high-performance, inference-specific solutions, with delivery scheduled for 2026.

This order marks a critical transition from evaluation and development to commercial production, highlighting the strong market traction the Company is seeing in its AI Inference-related business. Accelerating the Company’s initial timeline, this order brings Silicom’s total expected AI inference revenues for 2026 into the multi-million-dollar range. This achievement builds upon the robust performance of the Company’s core business and will further support stronger-than-expected overall growth in 2026.

In parallel, Silicom is advancing additional AI inference engagements and views AI inference as one of its most significant growth opportunities, with revenues expected to build substantially in 2027 and beyond as momentum in this fast-expanding market continues to accelerate.

“Receiving this initial production order for an AI inference solution is a landmark milestone for Silicom,” commented Liron Eizenman, Silicom’s CEO. “It validates our technology and confirms that our solutions directly address the real-world performance challenges facing today’s most sophisticated AI inference architectures. Furthermore, it demonstrates that we have earned a meaningful place in one of the most important and fast-moving markets in technology today.”

Mr. Eizenman continued, “What makes us genuinely excited is that this is just the beginning. We are simultaneously advancing multiple AI inference opportunities with different customers, each representing its own significant potential. The combined trajectory of these engagements makes us very bullish about what AI inference can become for Silicom in 2027 and beyond. We believe this is shaping up to be a game changer for the Company, complementing our strong and growing core business, and we are moving aggressively to capture it.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com